Exhibit 99.1

Polestar secures USD 1 billion external funding;

business outlook confirmed

•	USD 950 million external funding secured

•	Geely Sweden Holdings intends to participate in future financing activities when required

•	Richer product mix; global roll-out of two new SUVs to drive significant volume and profit margin progression expected in second half of the year

•	Efficiency program delivers results

GOTHENBURG, SWEDEN – 28 February 2024. Polestar Automotive Holding UK PLC (Nasdaq: PSNY), the Swedish electric performance car brand, announces that it has secured USD 950 million in external funding. The company is making strong progress on its strengthened business plan and achieving its 2025 targets.

The financing is being provided by 12 leading international banks including BNP Paribas, Natixis, Standard Chartered, BBVA, HSBC and SPDB, in the form of a three-year loan facility. It provides Polestar with the funds it requires to finance the next stage of its development and covers a large majority of its estimated financing needs. Cash on the balance sheet as at 31 December 2023 was approximately USD 770 million.

Thomas Ingenlath, Polestar CEO, says: “Securing funding from a syndicate of global banks reflects our partners’ support for Polestar’s growth course. Together with Geely’s full financial support and access to innovative technology and engineering expertise, we have reinforced our path towards cash flow break-even targeted in 2025.”

Daniel Li, Geely Holding Group CEO and Polestar Board Member, says: “As a strategic partner and direct shareholder in Polestar, Geely will continue to provide full operational and financial support to the iconic performance car brand going forward. We will retain our shares in Polestar and intend to participate in future financing activities when required. Polestar will have full access to technologies and engineering expertise from Geely Holding to realise its global growth targets.”

Delivering on our strengthened business plan

The financing that has now been agreed will be accompanied by a comprehensive efficiency program from Polestar. Among other measures, 10 percent of jobs have been cut since mid-2023, with a further 15 percent to follow this year.

Polestar has thus made significant progress on its strengthened business plan and 2025 targets: achieving cash flow break-even, annual volume of over 155,000 and a gross margin in the high teens.

At the same time, Polestar was able to expand its model range with two high-margin SUVs. The Polestar 4 sales are accelerating around the world, a Polestar 3 has now started production in China and has also successfully completed test production runs in South Carolina, USA. Prototype production of Polestar 5, a progressive performance GT, will also accelerate in 2024.

Finally, in addition to the secured USD 950 million in external funding, the recently announced new shareholder structure in Polestar provides a solid basis for the brand’s further business development. Under the new structure, Geely Sweden Holdings will become the second largest shareholder and Volvo Cars intends to retain an 18% stake.

“This marks a new phase in Polestar’s business,” says Thomas Ingenlath. “The efforts of recent years are paying off: We improved our cost basis, secured financing and are ramping up our product offensive. Both SUVs now sharpen the brand, target one of the fastest growing segments in the industry and position us for strong volume growth and profit margin progression from the second half of 2024,” he adds.

Outlook

At the end of this year, Polestar expects volume growth that supports the 2025 volume target and a double-digit gross profit margin. Volume and margin progression are expected to be weighted towards the second half of 2024, as the two SUVs reach full production and global distribution.

Publication of full-year 2023 results and conference call

Polestar is adjusting the release date for the preliminary unaudited financial and operational results for the full year 2023 to a later date. This will allow the Company time to complete the first year of compliance required by the Sarbanes-Oxley Act of 2002.

Polestar management will hold a live audio webcast tomorrow, February 29, 2024 at 08:00 ET (14:00 CET) to discuss the Company’s business and outlook update. The live webcast will be available at https://edge.media-server.com/mmc/p/6p89czud/.

Following the completion of the call, a replay will be available shortly at https://investors.polestar.com.

Notes to editors

Polestar’s three-year loan facility involves 12 banks, with BNP Paribas, Natixis and Standard Chartered leading the transaction and BBVA, HSBC, and SPDB acting as Mandated Lead Arrangers and Bookrunners.

Ends

Contacts

Bojana Flint

Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Corporate PR

Theo.kjellberg@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published in this press release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published in this press release should not be considered a substitute for the financial information to be filed with the SEC in Polestar’s Annual Report on Form 20-F for the year ended December 31, 2023.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (and (24) other risks and uncertainties set forth in the sections entitled “Risk

Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.